5225 Katy Freeway, Suite 600
Houston, Texas  77007

January 27, 2011

Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
Telephone Number: (202) 551-3679

Re:	Spine Pain Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 16, 2010
File No. 000-27407

Dear Mr. Rosenberg,

On behalf of Spine Pain Management, Inc. (the “Company,” “we” and “us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Form 10-K for fiscal year ended December 31, 2009, filed March 31, 2010, and the Company’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 16, 2010.  The Staff’s original comments were contained in the letter to the Company dated September 21, 2010.  The Company responded on September 29, 2010.  The Staff sent a follow-up letter to the Company on November 24, 2010, which letter the Company responded to on December 8, 2010.  The responses below relate specifically to the Staff’s second follow-up letter to the Company dated January 21, 2011.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 20

1.      In response to the Staff’s Comment 1 (referencing the Staff’s Comment 3 from its November 24, 2010 letter), we will revise the presentation of our statements of operations to omit “revenue” (i.e. gross revenue) and only include “net revenue.”  In connection with this revision to our presentation, we will include a discussion in our notes to the financial statements and/or our MD&A that explains our allowance for estimated discounts.  We will make this revision to our presentation in our Form 10-K for the year ended December 31, 2010 and in all subsequent filings.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours,

/s/ William F. Donovan, M.D. William F. Donovan, M.D., President